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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-51664

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING ___**JANUARY 1, 2019**___ AND ENDING ___**DECEMBER 31, 2019**___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **MILESTONE INVESTMENTS, INC.**

OFFICAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10700 SIKES PLACE, SUITE 315

(No. and Street)

CHARLOTTE	**NC**	**28277-0729**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FREDRICK FISHER   **704-716-2749**

(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA

(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)







OATH OR AFFIRMATION

I, **FREDRICK FISHER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **MILESTONE INVESTMENTS, INC.**, as of **DECEMBER 31, 2019** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Public Notary

ELVIS FERNANDEZ
NOTARY PUBLIC
MECKLENBURG COUNTY, NC
COMM. EXP. 11-20-2021

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILESTONE INVESTMENTS, INC.

Financial Statements and Supplemental Information
for the Year Ended December 31, 2019 and
Report of Independent Registered Public Accounting Firm

MILESTONE INVESTMENTS, INC.

December 31, 2019

TABLE OF CONTENTS



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Milestone Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Milestone Investments, Inc. as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Milestone Investments, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Milestone Investments, Inc.'s management. Our responsibility is to express an opinion on Milestone Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Milestone Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I (see page number 9) has been subjected to audit procedures performed in conjunction with the audit of Milestone Investments, Inc.'s financial statements. The supplemental information is the responsibility of Milestone Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Milestone Investments, Inc.'s auditor since 2016.

Maitland, Florida

February 19, 2020

MILESTONE INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	18,221
Receivables from other broker-dealers		129,488
Total current assets		147,709
FIXED ASSETS:		0
TOTAL ASSETS		147,709

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable		3,980
Credit Cards		2,692
Total current liabilities		6,672
STOCKHOLDER'S EQUITY:		
Common stock, no par; 100,000 shares authorized;		
700 shares issued and outstanding		12,701
Retained earnings		128,337
Total stockholder's equity		141,038
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	147,710

See notes to financial statements.

MILESTONE INVESTMENTS, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUE		
Commission Income - 12b-1 fees	$	108,764
Commission Income - Mutual Funds		477
Commission Income - Insurance Commission		155,509
Advisory Fees		359,852
TOTAL REVENUE		624,602
EXPENSES:		
Compensation and benefits allocation		338,383
Occupancy and equipment expenses		25,118
Outside services		44,380
Legal and professional fees		8,575
Insurance		11,547
Licenses		8,401
Travel		13,023
Dues and subscriptions		6,179
Charitable Contributions		650
Total expense		456,255
NET INCOME	$	168,348

See notes to financial statements.

MILESTONE INVESTMENTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
STOCKHOLDERS' EQUITY, DECEMBER 31, 2018	700	$ 12,701	$ 115,988	$ 128,689
NET INCOME			168,349	168,349
PAID IN CAPITAL			0	0
CAPITAL DISTRIBUTIONS			(156,000)	(156,000)
STOCKHOLDERS' EQUITY, DECEMBER 31, 2019	700	$ 12,701	$ 128,337	$ 141,038

See notes to financial statements.

MILESTONE INVESTMENTS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	168,348
Adjustments to reconcile net income to net cash		
from operating activities:		
Changes in operating assets and liabilities:		
Receivables from other broker-dealers		(20,495)
Accounts payable		1,957
Net cash applied to operating activities		149,809
NET INCREASE IN CASH AND CASH EQUIVALENTS		149,809
CAPITAL ACTIVITIES		
Capital Distirbutions		(156,000)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		24,411
CASH AND CASH EQUIVALENTS, END OF YEAR	$	18,222

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

1.   SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Milestone Investments, Inc. (the "Company") is a North Carolina Corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). It provides mutual fund and variable annuity investment products to predominately small and medium size employers in the southeastern and mid-western areas of the United States that sponsor qualified retirement plans and to individuals who are eligible for distributions from such plans. In addition, it can provide investment advisory services to employers sponsoring qualified retirement plans. The Company is a limited broker-dealer and does not receive funds for investment nor does it hold securities for customers. Rather, all customer funds are delivered to, and securities are held with, either a mutual fund company broker-dealer or a variable annuity company broker-dealer.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions which may exceed federally insured limits at various times throughout the year.

Receivables From Other Broker-Dealers - Receivables from other broker-dealers represent commissions due for mutual fund and group and individual variable annuity investment transactions. No allowance has been provided on these receivables because management believes all amounts are collectible. At December 31, 2019, receivables from three other broker-dealers represent approximately 85% of total receivables.

Property - Property is recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Income Taxes - Under the provisions of the Internal Revenue Code, the Company has elected to be taxed as a subchapter "S" corporation. Under such election, the Company's taxable income and tax credits are passed through to its stockholders for inclusion in their individual income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2019, the tax years ended December 31, 2016 through 2019 were open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2019.

Revenue Recognition

Significant Judgements

Revenue from contracts with customers includes commission income and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Commissions due from the sale of mutual funds and variable annuities are determined by applying a commission rate, which is determined by the mutual fund company or insurance company, to the face amount of the mutual fund or variable annuity sold, on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer. A liability to the Company's representatives for commissions payable related to those policies, if any, is recognized with the recognition of the revenue from these policies.

Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 19, 2020, which is the date the financial statements were available to be issued.

2. RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since, as a limited broker-dealer, its transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in insurance company separate or general accounts. In addition, the Company transmits all funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. As such, the Company meets the exemptive requirements under SEC Rule 15c3-3(k)(1). Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $15,529 which was $10,529 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.43 to 1.00 at December 31, 2019.

4. SIPC MEMBERSHIP EXCLUSION

The Company has claimed exclusion from SIPC membership for the year ended December 31, 2019 under Section 78ccc(2)(A)ii of the Securities Investor Protection Act of 1970.

5. OCCUPANCY LEASE

In February 2016, the FASB Issued ASU 2016-02 Leases – (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The lease cost is $18,840 relating to the office lease for the year ended December 31, 2019.

The Company leases office space under an operating lease that expires on January 31, 2021. Future minimum lease payments are $18,840 for 2020 and $1,570 for 2021. Rent expense was $18,840 for the year ended December 31, 2019, and is reported in the occupancy and equipment expenses in the Statement of Operations.

6. COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments and contingencies.

MILESTONE INVESTMENTS, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Total Ownership Equity from Statement of Financial Condition	$	141,038
Deductions and/or Charges:		
Total non-allowable assets from Statement of Financial Condition		(125,509)
Net Capital	$	15,529

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Net Capital Required (6-2/3% of Aggregate Indebtedness)	$	445
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Net Capital Requirement		5,000
Excess Net Capital	$	10,529
Net Capital less greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$	9,529

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities from Statement of Financial Condition	$	6,671
Total Aggregate Indebtedness		6,671
Percentage of Aggregate Indebtedness to Net Capital		42.96%

There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II A of Form X-17 A-5 as of December 31, 2019



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Milestone Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Milestone Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Milestone Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) Milestone Investments, Inc. stated that Milestone Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Milestone Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Milestone Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 19, 2020



MILESTONE
INVESTMENTS
INC.
401(k) Fiduciary and
Wealth Management Services

Milestone Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.§240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R.§240.15c3-3 under the following provisions of 17 C.F.R.§240.15c3-3 (k)(1)

and

(2) The Company met the identified exemption provisions in 17 C.F.R.§240.15c3-3 (k)(1) throughout the most recent fiscal year without exception.

I, Fredrick W. Fisher, affirm that, to the best of my knowledge and belief, this Exemption Report is true.

Fredrick W. Fisher
President & CEO

February 11, 2020

10700 Sikes Place, Suite 315 Charlotte, North Carolina 28277 704-716-2749 877-716-2749 Fax 704-716-2748